aub



16014194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old City Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Central Avenue, suite 328
(No. and Street)

Cedarhurst (City) NY (State) 11516 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eytan Feldman 212/671-1976
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Bell CPAs
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) Hunt Valley (City) MD (State) 21030 (Zip Code)

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eytan Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old City Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public 2/26/16


LONNY JACOB ROTHMAN
Notary Public - State of New York
NO. 01RO6226203
Qualified in Queens County
My Commission Expires Aug 2, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ARTHUR BELL CPAs
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Old City Securities LLC

We have audited the accompanying financial statements of Old City Securities LLC (the Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' capital, and cash flows for the year then ended and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old City Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on page 9 has been subjected to audit procedures performed in conjunction with the audit of Old City Securities LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2016

Old City Securities LLC
Statement of Financial Condition
As of December 31, 2015

Assets		
Cash	$	506,815
Fees Receivable		639,923
Other Assets		306
Total Assets	$	1,147,044
Liabilities		
Fees Payable	$	82,288
Due to related parties		13,486
Accrued expenses		23,235
Total Liabilities	$	119,009
Members' Capital		
Managing Member - 800 units outstanding		822,428
Other Member - 200 units outstanding		205,607
Total Members' Capital - 5,000 units authorized; 1,000 units issued and outstanding		1,028,035
Total Liabilities & Members' Capital	$	1,147,044

See accompanying notes.

Old City Securities LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenue		
Fee Income	$	3,689,026
Expenses		
Guaranteed Payments		647,416
Fee Expense		1,899,514
Health Insurance		31,104
Office		14,344
Computer Software		1,582
Entertainment		3,479
Travel		6,271
Regulatory fees		26,090
Fidelity Bond		691
Professional Fees		65,747
Training		811
Telephone		4,570
Licenses & Permits		509
Contributions		12,269
Dues & Subscriptions		1,424
Rent		7,155
LLC Fees		422
Total expenses		2,723,398
Net Income	$	965,628

See accompanying notes.

Old City Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating activities:		
Net Income	$	965,628
Adjustments to reconcile net income to net cash provided by operating activities:		
Purchase of Other Assets		(306)
Increase in Fees Receivable		(639,923)
Increase in Fees Payable		82,288
Increase in Accrued Expenses		23,235
Increase in Due to Related Parties		13,486
Net cash from operating activities		444,408
Cash Flows (for) financing activities:		
Repayment of loan from related party		(13,000)
Net increase in cash		431,408
Cash January 01, 2015		75,407
Cash December 31, 2015	$	506,815

See accompanying notes.

Old City Securities LLC
Statement of Changes in Members' Capital
For the Year Ended December 31, 2015

	Managing Units	Member Dollars	Other Units	Member Dollars	Total Units	Total Dollars
Members' Capital January 01, 2015	800	$ 49,926	200	12,481	1,000	$ 62,407
Net Income		772,502		193,126		965,628
Members' Capital December 31, 2015	800	$ 822,428	200	$ 205,607	1,000	$ 1,028,035

See accompanying notes.

1. Nature of Business

Old City Securities LLC (the Company) is a Limited Liability Company registered to do business in New York. The capital structure of the Company consists of one class of common units. The Company is authorized to issue 5,000 units. Currently, 1,000 units have been issued and are outstanding. The Managing Member, Seth Damski, has the authority to issue additional units or create new classes of units. Liability of the Members is limited to their capital contribution to the Company.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

The Company is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i). The Company is prohibited from carry client accounts, or holding client funds or securities, or performing custodial duties.

The Company introduces accredited investors to hedge funds, long only funds and to the advisers to such funds, for which the Company receives fees. The Company also receives consulting fees.

2. Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the "Codification") is the single source of U.S. GAAP.

3. Use of Estimates in Preparing Financial Statements

The Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, expenses and their related disclosures to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

4. Fee Income and Expenses

The Company enters into selling agency, placement agency, solicitation and services agreements (the "Selling Agreements") with hedge funds, long only funds and the advisers to such funds. The Company seeks to introduce or refer prospective clients to such entities in return for a percentage of any fees earned by such entities from business resulting from the introduction. In certain instances, all or a portion of the revenue earned is in the form of a consulting fee. The services are performed by the registered representatives of the Company. All fee income is recorded when the services are provided and the income is reasonably determinable.

All of the fee income is earned from approximately 20 advisers. The top three advisers from which the Company received the most revenue represent 41.84%, 18.82% and 11.51% of total revenue for the year ended December 31, 2015.

A portion of the fee income, generally 90% of the income, is paid to the registered representatives of the Company pursuant to the applicable memoranda of understanding between such registered representative and the Company. The amounts paid to the registered representatives are recorded as fee expenses in the statement of operations. Fee expenses are recorded when fee income is earned by the Company and paid when the fee income is received by the Company.

Fees receivable represent the amounts due to the Company pursuant to the Selling Agreements. The Company uses the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of fees receivable. Based on historical collection experience and a review of current fees receivable, management believes all commissions receivable will be collected. Accordingly, no allowance for doubtful accounts has been recorded as of December 31, 2015.

5. Cash

The company maintains its cash with Wells Fargo, N.A. In the event of the financial institution's insolvency, the Company's recovery of the cash on deposit may be limited to the account insurance or other protection afforded such deposits.

6. Income Taxes

The Company is a Limited Liability Company and is a disregarded entity for income tax purposes, pursuant to which the Company does not pay U.S. corporate or state income tax on its taxable income. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level deemed to meet the "more-likely-than-not" threshold, would be recorded as an expense in the current year. The Company has elected an accounting policy to classify penalties and interest if any, as interest expense. The Company has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2015. The 2014 and 2015 tax years, generally remain subject to examination by U.S. federal and most state tax authorities.

7. Members' Capital

Income or loss is allocated to the Members in accordance with their respective Membership Units.

The Company considers whether membership units held by employees are considered members' capital or compensation arrangements based on the terms and conditions of the membership units. The terms and conditions of the membership units include call and put options which may result in the Company having the right or obligation to repurchase certain membership units. All membership units held by employees are accounted for as members' capital.

8. Related Party Transaction

Effective May 1, 2014, the Company entered into Management Services Agreements with Old City Partners LLC (OCP) and Old City Investment Partners LLC (OCIP). Under the terms of those agreements, OCP and OCIP agreed to make available to the Company facilities and administrative services. The Company reimbursed OCP and OCIP for rent based on the pro-rated square footage allocated to OCS plus a reasonable estimate of associated costs such as electricity, internet and phone services. These agreements were terminated effective December 31, 2015. During the year ended December 31, 2015, the Company reimbursed OCP and OCIP $7,155 for facilities used pursuant to leases that are on a month to month basis. In addition, the Company owes OCP and OCIP $9,636 at December 31, 2015 and such amount is recorded as due to related parties. Lastly, the Company owes the Managing Member $3,850 for reimbursable expenses at December 31, 2015 and such amount is recorded as due to related parties.

During 2014, OCIP loaned the Company $13,000 in order to assist with various start-up costs. The loan was interest free and was repaid in October 2015.

9. Guaranteed Payments to Members

During the year ended December 31, 2015, guaranteed payments of $647,416 were made to members for reasonable compensation in exchange for services rendered and they are accounted for as Company expenses rather than as an allocation of the Company's net income.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital of the greater of $5,000 or 6.66% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or distributions paid if the resulting net capital ratios would exceed 10 to 1). At December 31, 2015, the Company's net capital of $470,094 was $462,160 in excess of its required net capital of $7,934. The Company's ratio of aggregate indebtedness to net capital was .25 to 1 at December 31, 2015.

11. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The maximum exposure under these arrangements is unknown. The Company expects the risk of any future obligations under these indemnifications to be remote.

12. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2015 and February 25, 2016, which is the date the financial statements were to be issued, for possible disclosure and recognition in the financial statements. No items requiring adjustment to, or disclosure in, the financial statements were noted.

Old City Securities LLC
Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission
December 31, 2015
Computation of Net Capital

Computation of Net Capital			
Members' Capital		$	1,028,035
Deductions for non allowable assets			
Fees Receivable	557,635		
Other Assets	306		557,941
Net capital		$	**470,094**
Aggregate indebtedness (Note 1 below)		$	119,009
Computation of basic net capital requirement			
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)		$	7,934
Excess net capital		$	462,160
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$	458,193
Percentage of aggregate indebtedness to net capital			25.32%

Statement Pursuant to Paragraph (d) f Rule 17a-5:

There are no material differences between the computation of net capital and aggregate indebtedness required pursuant to Rule 15c-3-1 contained above and the corresponding calculation prepared by, and Included in, the Company's unaudited amended Part IIA Focus Report filing as of December 31, 2015.

Computation For Determination of Reserve Requirements User Exhibit A of Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3

Old City Securities does not file information in accordance with Rule 15c3-3 as it is a broker-dealer, which carries no margin accounts and does not handle funds or securities for, or owe money to, customers. Therefore, the Company claims the (k)(2)(i) exemption in relation to Rule 15c3-3.

Note 1- Computation of Aggregate Indebtedness

Total aggregate indebtedness, at December 31, 2015 is as follows:		
Total liabilities	$	119,009
Additions		-----
Total aggregate indebtedness	$	119,009

See accompanying notes.


ARTHUR BELL CPAs
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Old City Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Old City Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Old City Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions"); and (2) Old City Securities LLC stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Old City Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Old City Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2016

Old City Securities LLC

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

I, Eytan Feldman, Managing Director of Old City Securities LLC, to the best of my knowledge and belief hereby certify the following:

1- The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.
2- All customer transactions are cleared directly with the Hedge Funds that they have invested in.
3- As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3 (k)(2)(i).
4- The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k) without exception during the entire fiscal year ending December 31, 2015.

Date Feb 25, 2016 By 



Old City Securities LLC

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2015

OLD CITY SECURITIES LLC

TABLE OF CONTENTS



201 International Circle, Suite 400
Hunt Valley Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Members of
Old City Securities LLC
445 Central Avenue, Suite 328
Cedarhurst, NY 11516

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Old City Securities LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/15

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Old City Securities LLC
445 Central Avenue, suite 328
Cedarhurst, NY 11516

SEC# 8-69488
CRD # 171910

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Martin Pollock 212-521-6795

Amended

2. A. General Assessment (item 2e from page 2) $ ~~9,511.71~~ 9,222.57

   B. Less payment made with SIPC-6 filed (exclude interest) (4,715.00)

   ______ Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) ~~4,796.71~~ 4,507.57

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ ~~4,796.71~~ 4,507.57

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $4,796.71

   H. Overpayment carried forward $(289.14)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Old City Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of February, 20 16.

Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending [illegible]

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$~~3,804,682.00~~ 3,689,026
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$~~3,804,682~~ 3,689,026
2e. General Assessment @ .0025	$~~9,511.71~~ 9,222.57
	(to page 1, line 2.A.)

Old City Securities LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

Financial Statements and Supporting Schedules
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2015